UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT REGULATION A

Date of Report (Date of earliest event reported) January 12, 2018

True Leaf Medicine International Ltd.
(Exact name of registrant as specified in its charter)

British Columbia	000-00000
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

100 Kalamalka Lake Road, Unit 32, Vernon, British Columbia V1T 9G1
(Full mailing address of principal executive offices)

778-389-9933
Issuer's telephone number, including area code

Title of each class of securities issued pursuant to Regulation A:	Common Shares

 Item 9.    Other Events

Press Release

On January 12, 2017, True Leaf Medicine International Ltd. (the "Issuer") announced that has conducted an initial closing of Regulation A+  qualified by the Securities and Exchange Commission on November 21, 2017. The intial close consisted of gross proceeds in the amount of C$6.18 million for 8,883,590 shares.

Item 10.          Exhibits

15.1     Press Release dated January 12, 2018

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

True Leaf Medicine International Ltd.

/s/ Darcy Bomford
By:
Darcy Bomford
Chief Executive Officer of True Leaf

Date:  January 12, 2018